Global Peopleline Telecom Inc.,
1270 Robson Street, Suite 407
Vancouver BC Canada V6E 3Z6

604 629 2899 Fax 604 630 2476
www.peopleline.net
edwardgallagher@shaw.ca

Re: Global Peopleline Telecom Inc.

Item 4.01 of Form 8-K

Filed on 2/10/09 and amended on 2/12/2009

Dear Mr. Dharia

Your correspondence dated 10 February 09 refers and is replied as follows. The error of not having included the information required by paragraphs (A) through (D) of Item 304 (a) (1) (v) of Regulation S-K was due to our incomprehension of the SEC regulations. The amended Form 8-K was refiled on 12 February 09.

The company acknowledges the fact we are responsible for the adequacy and accuracy of the disclosure information in the filings, and staff comments do not foreclose the Commission from taking any action with respect to the filing. Also the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware the Division of Enforcement has access to all information we provide the staff of the Division of Corporate Finance in review of our filing or in response to comments made on our filing.

Sincerely

Edward Gallagher

CEO